UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

(Amendment No. 3)

AGA Medical Holdings, Inc.

(Name of Subject Company (Issuer))

Asteroid Subsidiary Corporation

an indirect wholly-owned subsidiary of

St. Jude Medical, Inc.

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

008368102
(CUSIP Number of Class of Securities)

Pamela S. Krop
Vice President, General Counsel and Secretary

St. Jude Medical, Inc.

One St. Jude Medical Drive

St. Paul, Minnesota 55117

(651) 765-2000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Joseph M. Barbeau
Stewart L. McDowell
Gibson, Dunn & Crutcher LLP
1881 Page Mill Road
Palo Alto, California  94303-1125
(650) 849-5333

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$793,974,436.22	$56,610.38	***

*         Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The market value of the securities to be received was calculated as the product of (i) 53,755,886 shares of AGA Medical Holdings, Inc. (“AGA”) common stock (the number of issued and outstanding shares of AGA common stock as of October 13, 2010, plus the aggregate number of AGA shares issuable upon exercise of all outstanding options and restricted stock units, as of such date) and (ii) $14.77, the average of the high and low sales prices per share of AGA common stock as reported on the NASDAQ Global Select Market on October 15, 2010.

**       The amount of the filing fee was calculated in accordance with Rule 0-11(d) of the Exchange Act by multiplying the transaction valuation by 0.00007130.

***    Previously paid.

☒       Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$18,038	Filing Party:	St. Jude Medical, Inc.

Form or Registration No.:	Form S-4	Date Filed:	October 20, 2010

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒       third-party tender offer subject to Rule 14d-1.

☐       issuer tender offer subject to Rule 13e-4.

☐       going-private transaction subject to Rule 13e-3.

☐       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐       Rule 13e—4(i) (Cross-Border Issuer Tender Offer)

☐       Rule 14d—1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), originally filed with the Securities and Exchange Commission (“SEC”) on October 20, 2010 and amended on October 29, 2010 and November 8, 2010 by St. Jude Medical, Inc., a Minnesota corporation (“St. Jude Medical”), and Asteroid Subsidiary Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of St. Jude Medical (“Offeror”), relating to the commencement of an offer (the “Offer”) by St. Jude Medical, through Offeror, to exchange outstanding shares of common stock, par value $0.01 per share (the “AGA Shares”), of AGA Medical Holdings, Inc., a Delaware corporation (“AGA”), at the election of the holder thereof, for: (a) $20.80 in cash, without interest, or (b) $20.80 in fair market value of shares of common stock, $.10 par value per share, of St. Jude Medical (“St. Jude Medical Common Stock”), subject in each case, to adjustment and proration as described in the Prospectus/Offer to Exchange referenced below and the related Letter of Election and Transmittal referenced below.

St. Jude Medical filed Amendment No. 1 to its Registration Statement on Form S-4 (file no. 333-170045) on November 8, 2010 with the SEC relating to the shares of St. Jude Medical Common Stock to be issued to stockholders of AGA in the Offer and the subsequent merger (the “Merger”) of Offeror into AGA. The terms and conditions of the Offer and the Merger (as may from time to time be amended, supplemented or finalized) are described in the Prospectus/Offer to Exchange which is a part of the Registration Statement (as amended, the “Prospectus/Offer to Exchange”), and the related Letter of Election and Transmittal, as amended (the “Letter of Election and Transmittal”), which are filed as Exhibits (a)(4) and (a)(1)(A) to the Schedule TO, respectively.

All of the information in the Prospectus/Offer to Exchange and the related Letter of Election and Transmittal, and any Prospectus/Offer to Exchange supplement or other amendment thereto related to the Offer hereafter filed with the SEC by St. Jude Medical and Offeror, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO.

This Amendment No. 3 is being filed to amend and supplement Items 11 and 12 as reflected below.

ITEM 11.	ADDITIONAL INFORMATION.

Items 11(a)(2) and (3) of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

Under the HSR Act, the Merger may not be consummated unless certain filings have been submitted to the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice, and certain waiting period requirements have been satisfied. As of November 9, 2010, Parent’s request for early termination of the waiting period has been granted with respect to all filings made under the HSR Act and foreign antitrust laws, and such waiting periods with respect to the Offer have therefore ended.

Item 11(a)(5) of the Schedule TO is hereby amended by striking the two paragraphs that follow after sub-section (a)(5) and inserting the following paragraphs in lieu thereof:

Hennepin County District Court

On October 29, 2010, a putative stockholder class action complaint was filed in Hennepin County District Court, Fourth Judicial District, State of Minnesota. The complaint, captioned Michael Rubin v. AGA Medical Holdings, Inc., et al., names as defendants the members of the AGA board of directors, as well as AGA, St. Jude Medical, Offeror, Welsh, Carson, Anderson & Stowe IX, L.P., WCAS Capital Partners IV, L.P., Gougeon Shares, LLC and The Franck L. Gougeon Revocable Trust. The plaintiff alleges that AGA’s directors breached their fiduciary duties to AGA’s stockholders. The complaint also alleges that AGA’s purported controlling stockholders owed fiduciary duties to AGA’s minority stockholders in connection with the transaction and breached such duties. The plaintiff further claims that St. Jude Medical and its subsidiaries aided and abetted the purported breaches of fiduciary duty. The complaint alleges, inter alia, that in approving the proposed transaction between AGA and St. Jude Medical, AGA board members accepted an inadequate price, failed to make full disclosure, and utilized unreasonable deal protection devices and that the AGA board members acted to put their personal interests ahead of the interests of AGA stockholders. The complaint seeks injunctive relief, including to enjoin the transaction, in addition to unspecified compensatory damages, attorneys’ fees, other fees and costs and other relief. AGA believes the plaintiff’s allegations lack merit. The foregoing description is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(5)(D) hereto and is incorporated herein by reference.

On November 10, 2010, the proceedings related to this putative class action filed in the Hennepin County District Court, Fourth Judicial District, State of Minnesota were stayed by the Hennepin County District Court, pending resolution of the Delaware Action (as defined in this Schedule TO), at which time the parties expect to present a stipulated dismissal with prejudice.

Delaware Court of Chancery

On October 28, 2010, a putative stockholder class action complaint was filed in the Delaware Court of Chancery (the “Delaware Action”). The complaint, captioned Jennifer Walling v. AGA Medical Holdings, Inc., et al., names as defendants the members of AGA’s Board of Directors, as well as AGA, St. Jude Medical and Offeror. The complaint alleges that AGA’s directors breached their fiduciary duties to AGA’s stockholders and further alleges that AGA and St. Jude Medical aided and abetted the purported breaches of fiduciary duty. The complaint alleges, among other things, that in approving the proposed transaction between AGA and St. Jude Medical, AGA Board members accepted an inadequate price, failed to make full disclosure, and utilized unreasonable deal protection devices and that the AGA Board members acted to put their personal interests ahead of the interests of AGA stockholders. The complaint seeks injunctive relief, including to enjoin the transaction, in addition to unspecified compensatory damages, attorneys’ fees, other fees and costs and other relief.

On November 8, 2010, the parties to the Delaware Action entered into a memorandum of understanding (the “MOU”).  The MOU sets forth an agreement in principle to settle the litigation. On November 8, 2010, AGA filed Amendment No. 2 to the Schedule 14D-9 filed on October 20, 2010 and amended on October 29, 2010 and November 8, 2010, which included certain additional disclosures as set forth in an exhibit to the MOU, and St. Jude Medical filed Amendment No. 1 to its Registration Statement on Form S-4 (file no. 333-170045) to include certain parallel additional disclosures. The additional disclosures include information concerning the background of the negotiations in connection with the Offer and the Merger and clarifications relating to the procedures and considerations underlying the financial analyses performed by Piper Jaffray in connection with the Offer and the Merger. AGA also agreed to extend the time its stockholders can submit a written demand for appraisal pursuant to Section 262 of the Delaware General Corporation Law by an additional fifteen days.  The settlement contemplated by the MOU is subject to several conditions, including the negotiation and execution of a stipulation of settlement and the approval of the Delaware Court of Chancery. As a result of the MOU, the Delaware Court of Chancery has removed from its calendar the hearing on plaintiff’s motion for preliminary injunction, previously scheduled for November 15, 2010.

The defendants have denied and continue to deny any wrongdoing or liability with respect to all claims, events and transactions challenged in the Delaware Action or otherwise. The defendants have entered into the MOU to eliminate the uncertainty, burden, risk, expense and distraction of further litigation. For additional information, on these matters, please refer to the complaint in the Delaware Action, which is filed as Exhibit (a)(5)(E) hereto and is incorporated herein by reference, and the MOU, which is filed as Exhibit (a)(5)(F) hereto and is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibits:

Exhibit No.
(a)(5)(F)	Memorandum of Understanding relating to complaint filed on October 28, 2010 in the Delaware Court of Chancery (Walling v. AGA Medical Holdings, Inc., et. al.).

(a)(5)(G)	Press release issued on November 10, 2010 (incorporated by reference to St. Jude Medical, Inc.’s 425 filing on November 10, 2010).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ST. JUDE MEDICAL, INC.

By:	/s/ Donald J. Zurbay
Name:	Donald J. Zurbay
Title:	Vice President and Corporate Controller
Date:	November 10, 2010

ASTEROID SUBSIDIARY CORPORATION

By:	/s/ Donald J. Zurbay
Name:	Donald J. Zurbay
Title:	Vice President
Date:	November 10, 2010

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EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.1 to St. Jude Medical, Inc’s. Registration Statement on Form S-4 filed on October 20, 2010).*

(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.3 to St. Jude Medical, Inc.’s Registration Statement on Form S-4 filed on October 20, 2010).*

(a)(1)(C)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to St. Jude Medical, Inc.’s Registration Statement on Form S-4 filed on October 20, 2010).*

(a)(1)(D)

Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to St. Jude Medical, Inc.’s Registration Statement on Form S-4 filed on October 20, 2010).*

(a)(4)	Prospectus/Offer to Exchange, dated November 8, 2010 (incorporated by reference to Amendment No. 1 to St. Jude Medical, Inc.’s Registration Statement on Form S-4 filed on November 8, 2010).*

(a)(5)(A)

Joint Press Release issued by St. Jude Medical, Inc. and AGA Medical Holdings, Inc., dated October 18, 2010, announcing the execution of the Agreement and Plan of Merger and Reorganization, dated as of October 15, 2010, among St. Jude Medical, Inc., Asteroid Subsidiary Corporation and AGA Medical Holdings, Inc. (incorporated by reference to Exhibit 99.1 to St. Jude Medical, Inc.’s Current Report on Form 8-K filed on October 18, 2010).*

(a)(5)(B)	Letter delivered to employees of AGA Medical Holdings, Inc. (incorporated by reference to AGA Medical Holdings, Inc. Schedule 14D-9 filing on October 18, 2010).*

(a)(5)(C)

Joint Press Release issued by St. Jude Medical, Inc. and AGA Medical Holdings, Inc., dated October 20, 2010, announcing the commencement of the Offer (incorporated by reference to St. Jude Medical, Inc.’s Rule 425 filing on October 20, 2010).*

(a)(5)(D)	Class Action Complaint commenced October 27, 2010 (Rubin v. AGA Medical Holdings, Inc. et al.).*

(a)(5)(E)	Class Action Complaint commenced October 27, 2010 (Walling v. AGA Medical Holdings, Inc. et al.).*

(a)(5)(F)	Memorandum of Understanding relating to complaint filed on October 28, 2010 in the Delaware Court of Chancery (Walling v. AGA Medical Holdings, Inc., et. al.).

(a)(5)(G)	Press release issued on November 10, 2010 (incorporated by reference to St. Jude Medical, Inc.’s 425 filing on November 10, 2010).

(d)(1)

Agreement and Plan of Merger and Reorganization, dated as of October 15, 2010, among St. Jude Medical, Inc., Asteroid Subsidiary Corporation and AGA Medical Holdings, Inc. (incorporated by reference to Exhibit 2.1 to St. Jude Medical, Inc.’s Registration Statement on Form S-4 filed on October 20, 2010).*

(d)(2)

Tender and Voting Agreement, dated as of October 15, 2010, among St. Jude Medical, Inc., Welsh, Carson, Anderson & Stowe IX, L.P., WCAS Capital Partners IV, L.P., Gougeon Shares, LLC and The Frank L. Gougeon Revocable Trust (incorporated by reference to Exhibit 99.1 to AGA Medical Holdings, Inc.’s Current Report on Form 8-K filed on October 18, 2010).*

(h)	Opinion of Gibson, Dunn & Crutcher LLP regarding tax matters (incorporated by reference to Exhibit 8.1 to St. Jude Medical, Inc.’s Registration Statement on Form S-4 filed on October 20, 2010).*

* Previously filed.

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